

Mail Stop 7010

September 11, 2007

Lisa McDermott
Chief Financial Officer
Pall Corporation
220 Northern Boulevard
East Hills, NY 11548

> **Re: Pall Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2006**
> **File No. 1-4311**

Dear Ms. McDermott:

We have reviewed your responses and have the following additional comments.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2007

Segment Information, page 15

1.   Thank you for the additional segment information you provided in your response to comment #1 in our letter dated July 12, 2007 and in the conference call held on September 6, 2007. We note that in connection with your revised organizational structure you revised your segment reporting such that beginning with your first quarter of fiscal year 2007 you concluded that your reportable segments, that are also your operating segments, consist of your two vertically integrated businesses, Life Sciences and Industrial.

- We conveyed to you in our prior comment letters as well as the conference call our concern that the Company did not appropriately identify its operating segments as defined by paragraph 10 of SFAS 131. Specifically, we noted that based on the financial information shared with the CODM for the Quarterly Business Performance Reviews as well as the market information provided by the Market Leaders in the Strategic Planning Session additional disaggregated information at the market level was provided and regularly reviewed by your CODM. As such, it appeared to us that the markets underlying your Life Sciences and Industrial Businesses are operating segments as defined by paragraph 10 of SFAS 131.

- You responded that the financial information at the market level was not requested or utilized by the CODM. You further indicated that you continue to refine the new financial reporting system that was implemented to support your newly reorganized Company and in conjunction with that continued refinement and evolution of your processes the discrete financial information at the market level will no longer be provided to or shared with the CODM as he does not utilize such information.

Based on the size and complexity of your business, we continue to have concerns regarding how the CODM can effectively make decisions about the allocation of resources and the assessment of performance at such a high level as the two operating segments you have currently identified. However, we recognize that there is judgment inherent in applying SFAS 131 and that you are in the best position to make a determination of the appropriate segment reporting for your business. We therefore have no further comment at this time.

Information about Products

2.   During the September 6, 2007 conference call, we discussed with you the feasibility of providing product information required by paragraph 37 of SFAS 131. You indicated during the call that you believe that it would be impracticable to provide such information. We urge you to continue to explore ways of providing this information in future filings.

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief